INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, WI 53212

June 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust (the “Trust”) Registration Statement on Form N-14 (File No. 333-225055)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-14 (File No. 333-225055) filed with the Securities and Exchange Commission by the Trust on May 18, 2018. Pursuant to Rule 473 of the Securities Act of 1933 (the “Act”), as amended, the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions regarding this request, please contact me at (626) 385-5777. Thank you for your attention to this matter.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary